                                                                       EXHIBIT 1



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                      [LOGO] North American Palladium Ltd.

            MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL RESULTS
                               FIRST QUARTER 2004

The following is Management's Discussion and Analysis of the financial condition and results of operations, to enable a reader to assess material changes in financial condition and results of operations for the three months ended March 31, 2004, compared to those of the prior year quarter. This Management's Discussion and Analysis has been prepared as of May 11, 2004. This Management's Discussion and Analysis is intended to supplement and complement the unaudited interim consolidated financial statements and notes thereto for the period ended March 31, 2004 (collectively, the "Financial Statements"), which are included in this Quarterly Report. You are encouraged to review the Financial Statements in conjunction with your review of this Management's Discussion and Analysis. This Management's Discussion and Analysis should be read in conjunction with both the annual audited consolidated financial statements for the three years ended December 31, 2003, and the related annual Management's Discussion and Analysis included in the 2003 Annual Report.


OVERVIEW AND STRATEGIC ACTIVITIES

North American Palladium Ltd. (the "Company") operates the Lac des Iles mine located 85 km northwest of Thunder Bay, Ontario. The mine is Canada's only primary producer of platinum group metals and contains one of the largest open pit bulk mineable palladium reserves in the world. In addition to palladium, the Company earns substantial revenue from by-product nickel, platinum, gold and copper. Palladium's primary use continues to be in the auto industry where it is an important component in controlling exhaust emissions as mandated by more stringent hydrocarbon emission standards for cars, light trucks and SUVs, particularly in the United States, Europe and Japan. In addition, palladium is consumed in the dental, electronics, jewellery and chemical sectors.

During the first quarter 2004, the Company announced the development of an underground mine at the Company's Lac des Iles operations. The decision to proceed with an integrated open pit and underground mine project was based on a full feasibility study prepared by Roscoe Postle Associates Inc. Capital costs for the underground development are estimated at $40 million for direct and indirect costs and working capital. Mining equipment accounts for an additional $15 million of capital costs and the Company plans to finance this equipment through a vendor lease program.

The Company currently operates an open pit mine and mill at Lac des Iles with a design capacity of 15,000 tonnes per day. In late 2003, the Company commissioned a full feasibility study in response to scoping studies and a pre-feasibility study that indicated a higher grade sub-vertical ore body located directly beneath the open pit mine was a viable underground mine. The underground feasibility study defines, as its base case, a nominal 2,000 tonnes per day

MDA First Quarter 2004           Page 1 of 11       North American Palldium Ltd.

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mechanized longhole stope mine accessed through a portal in the Lac des Iles open pit with an initial mine plan containing 3,542,000 tonnes of Proven and Probable Reserves. These underground reserves contain approximately 6.62 grams of palladium per tonne at a cut-off grade of 4.5 grams per tonne. In addition, these reserves contain approximately 0.40 grams of platinum, 0.34 grams of gold,
0.07 percent copper, and 0.08 percent nickel per tonne. The integrated production plan for the expanded Lac des Iles mine calls for the blending of higher grade underground ore with that of the open pit to generate a 7-year mine life at an average annual production rate of slightly over 300,000 ounces of palladium.

During the first quarter, the Company also decided to proceed with a secondary crusher installation for the Lac des Iles mill designed to maintain the fourth quarter 2003 throughput rate and reduce processing costs in the mill circuit. The estimated capital cost of this project is approximately $10 million. The Company plans to finance a portion of the $50 million total capital cost for the underground mine and secondary crusher projects with operating cash flow and is reviewing financing options for the balance.

The Company hedges the price of its palladium production under a long-term contract with a major automotive manufacturer (the "Palladium Sales Contract"). The hedge price is based on the monthly average spot price for palladium with a floor price of US$325 per ounce for 100% of production and a ceiling price of US$550 per ounce for 50% of production. The remaining 50% of production is sold at market prices or the contract floor, whichever is higher. The Palladium Sales Contract expires on June 30, 2005. In 2004, the Company also commenced a hedging strategy for a portion of its by-product metal production. The objective of this hedge strategy is to reduce the variability of cash flow associated with revenues derived from the sale of nickel, platinum, gold and copper.

Without the Palladium Sales Contract, the Company's profitability would be significantly impacted by the current depressed spot palladium price. In the near term, the Company does not expect to recognize palladium revenue above the Palladium Sales Contract floor price of US$325 per ounce. The Company is optimistic that the fundamentals for palladium demand will improve in the medium term with the draw-down of surplus inventories held by automotive manufacturers and consumer response to platinum's price premium to palladium. In addition, recent news of a new diesel catalyst technology which may permit the use of palladium will give automobile manufacturers a cheaper alternative in their choice of materials for diesel emission control systems as compared to platinum.

PRODUCTION STATISTICS

                                                          THREE MONTHS ENDED MARCH 31
                                                            2004               2003
                                                    ----------------------------------------
PALLADIUM (OZ)                                               91,261              58,791
Payable Palladium (oz)                                       83,367              53,328
Platinum (oz)                                                 6,983               5,285
Gold (oz)                                                     7,755               4,564
Copper (lbs)                                              2,141,755           1,396,155
Nickel (lbs)                                              1,321,201             772,545
--------------------------------------------------------------------------------------------
Ore Tonnes Milled                                         1,348,779           1,196,259
Ore Tonnes Mined                                          1,283,982           1,393,969
Waste Tonnes Mined                                        2,594,785           2,470,885
--------------------------------------------------------------------------------------------
Waste Strip Ratio                                            2.02:1              1.77:1
--------------------------------------------------------------------------------------------

MDA First Quarter 2004           Page 2 of 11       North American Palldium Ltd.

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KEY FINANCIAL STATISTICS

                                                                   THREE MONTHS ENDED MARCH 31
                                                                    2004                  2003
                                                             ------------------------------------------
                                                                              ($000's)
Revenue from metal sales                                             53,156                 45,120
Net income                                                            6,121                  8,390
Net income per share (dollars basic and diluted)                       0.12                   0.17
Operating cash flow                                                  19,481                 11,361
Long-term debt, including current portion                            50,346                101,511
Shareholders Equity                                                 308,563                269,079
                                                             ------------------------------------------

Common shares outstanding (as at March 31)                       51,113,097             50,694,055


SUMMARY OF QUARTERLY RESULTS

----------------------------------------------------------- ---------------------------------------------- -----------
                                        2002                                    2003                          2004
($000, except per share    2ND QTR    3RD QTR    4TH QTR     1ST QTR     2ND QTR     3RD QTR     4TH QTR    1ST QTR
amounts)
----------------------------------------------------------- ---------------------------------------------- -----------
Revenue from metal sales    41,745     46,547       43,904      45,120      44,631      42,585      59,805     53,156
Net income                   7,521      2,894       (1,579)      8,390      10,361       3,535      16,092      6,121
Net income (loss) per
share                         0.15       0.06       (0.03)       0.17        0.20        0.07        0.32       0.12
Full diluted net income
(loss) per share              0.15       0.06       (0.03)       0.17        0.20        0.07        0.31       0.12
------------------------- ---------- ---------- ----------- ----------- ----------- ----------- ---------- -----------

RESULTS OF OPERATIONS

In the first quarter 2004, the Company's revenues from metal sales were substantially improved primarily due to increased production of metal at the Lac des Iles mine. Palladium production increased 55% compared to the first quarter 2003. Additionally, first quarter by-product metal production was higher, particularly nickel increasing 71%, platinum increasing 32%, gold increasing 70%, and copper increasing 53%, respectively as compared to the first quarter 2003.

In the first quarter 2004, spot palladium prices averaged US$241 per ounce, versus the previous year when spot palladium averaged US$244 per ounce. However, the Palladium Sales Contract provides for a US$325 per ounce minimum price, which was the realized palladium price in the first quarter, but was 31% less than the US$469 realized price in the first quarter of 2003, when a portion of the production was sold forward at US$899 per ounce. Realized prices for by-product metals were substantially higher in the first quarter 2004, most notably platinum at US$847 per ounce, nickel at US$5.93 per lb. and copper at US$1.18 per lb. Partially offsetting the higher realized metal prices was a strengthening Canadian dollar, which averaged US$0.76 in the first quarter 2004, compared to US$0.68 in the first quarter 2003.

MDA First Quarter 2004           Page 3 of 11       North American Palldium Ltd.

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The Company will deliver all of its palladium production for the balance of 2004 under the terms of the Palladium Sales Contract, which has a floor price of US$325 per ounce. The realized price for palladium sales will depend upon market conditions and the selling prices of palladium, and could be above the US$325 per ounce floor price.

The Company realized net income for the three months ended March 31, 2004 of $6,121,000 or $0.12 per share on revenues from metal sales of $53,156,000 compared to net income of $8,390,000 or $0.17 per share on revenue from metal sales of $45,120,000 for the corresponding period a year earlier. These results include a foreign exchange loss of $782,000 in the current quarter compared to a foreign exchange gain of $8,651,000 in the first quarter of 2003, which primarily relates to the Company's US dollar denominated long-term debt.

During the first quarter, the mill processed 1,348,779 tonnes of ore, or an average of 14,822 tonnes per day, with a palladium grade of 2.72 g/t, producing 91,261 ounces of palladium at a recovery rate of 77.3%. This compares with the first quarter of 2003, when the mill processed 1,196,259 tonnes of ore, or 13,292 tonnes per day, with a palladium grade of 1.99 g/t, producing 58,791 ounces of palladium at a recovery rate of 76.9%. The significant improvement in palladium production in the first quarter of 2004 was directly related to increased palladium head grades and improved mill throughput.

Production costs including overheads but excluding non-cash amortization were $24,998,000 during the first quarter 2004 compared to $28,219,000 during the first quarter 2003. Total unit cash costs to produce palladium (production costs including overhead and smelter treatment, refining and freight costs, net of by-product credits and royalties) decreased to US$115 per ounce in the first quarter 2004 compared to US$277 per ounce in the first quarter 2003. In determining unit cash costs, the net recoverable palladium ounces were 74,523 in the first quarter 2004 and 51,009 in the first quarter 2003. The increased production of platinum, gold, nickel and copper and the improvement in the prices for these by-product metals in the first quarter of 2004 made a significant contribution to operations and resulted in a reduction of the unit cash costs for palladium by US$196 per ounce compared to a reduction of US$148 per ounce in the first quarter of 2003. The significant decrease in unit cash costs was primarily due to a 55% increase in palladium production.

The operating results for the first quarter 2004 were unfavourably impacted by the labour strike at the Falconbridge operations in Sudbury, Ontario. The Company was unable to ship all of the concentrate produced in the quarter, which resulted in 1,314 tonnes of concentrate being held in inventory at March 31, 2004, containing 9,863 ounces of palladium and other by-product metals, representing about 11% of first quarter palladium production. This unusually high level of concentrate inventory had a production cost of $2,715,000 and will be recognized as revenue from metal sales in the second quarter 2004 when it is received at the smelter.

Non-cash amortization expenses increased to $9,846,000 during the quarter compared to $4,881,000 in the first quarter 2003. The higher amortization amount is attributable to the 55% increase in palladium production and an increase in the unit of production amortization rate due to the restatement of reserves at June 30, 2003.

As a result of the significant reduction in outstanding long-term debt, interest expense on long-term debt was $487,000 in the current quarter compared to $1,068,000 in the first quarter of 2003. Exploration expense was $429,000 in the first quarter of 2004 compared to $323,000 in the corresponding 2003 period. The increased exploration expense for the first three months of

MDA First Quarter 2004           Page 4 of 11       North American Palldium Ltd.

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2004 reflects the higher level of grass root exploration activities on three properties in the Thunder Bay region.

CASH FLOW AND FINANCIAL POSITION

Cash flow from operations, prior to changes in non-cash working capital, was $19,481,000 in the first quarter 2004 compared to $11,361,000 in the first quarter 2003. After allowing for working capital changes, cash provided by operations was $12,278,000 in the first quarter of 2004 compared to $10,359,000 in the first quarter of 2003.

Investing activity in the first quarter required $3,727,000 of cash, with the main capital spending activity being the pre-stripping of the next phase of open pit mine development.

The Company continued to strengthen its balance sheet during the quarter. Outstanding long-term debt, including current and long-term portions was reduced by $8,460,000, resulting in a long-term debt balance of $48,216,000 (US$36,813,000). During the quarter, the Company issued 217,759 common shares for total consideration of $2,303,000, the majority of which was from the exercise of stock options. At March 31, 2004, the Company had cash and cash equivalents of $13,075,000.

CONTRACTUAL OBLIGATIONS

-----------------------------------------------------------------------------------------------------------
                                                             PAYMENTS DUE BY PERIOD
                                        -------------------------------------------------------------------
                                            TOTAL          LESS THAN        1 - 3 YEARS      4 - 5 YEARS
                                                             1 YEAR
-----------------------------------------------------------------------------------------------------------
                                                                    ($000's)
Project term debt                            33,153           33,153                --              --
Kaiser-Francis credit facility               15,063               --            15,063              --
Capital lease obligations                     2,130            1,156               867             107
Operating leases                              2,360              945             1,344              71
Other purchase obligations                    1,122            1,122                --              --
                                        -------------------------------------------------------------------
                                             53,828           36,376            17,274             178
-----------------------------------------------------------------------------------------------------------

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

1.   CHANGE IN ACCOUNTING POLICY

     HEDGING RELATIONSHIPS

     In 2003, the CICA finalized amendments to Accounting Guideline AcG-13, "Hedging Relationships" that clarified certain of the requirements in AcG-13 and provided additional documentation and application guidance. AcG-13 is applicable for the Company's 2004 fiscal year. As a result of AcG-13, the Company has marked to market its forward foreign exchange contracts beginning January 1, 2004. The impact of this change is an increase to derivative income of $470,000 in the three month period ended March 31, 2004.

MDA First Quarter 2004           Page 5 of 11       North American Palldium Ltd.

2.   CRITICAL ACCOUNTING ESTIMATES

     Critical accounting estimates represent estimates that are highly uncertain and for which changes in those estimates could materially impact the Company's financial statements. The following accounting estimates are critical:

     a)   AMORTIZATION OF MINING INTERESTS
          The Company amortizes a large portion of its mining interests using the units of production method based on proven and probable reserves. Changes in reserves as at June 30, 2003 caused amortization rates to increase by approximately 25%. Changes in reserve estimates are calculated periodically and could affect amortization expense prospectively.

     b)   IMPAIRMENT ASSESSMENTS OF LONG-LIVED ASSETS
          Each year, the Company reviews the mining plan for the remaining life of mine. Significant changes in the mine plan can occur as a result of mining experience, new discoveries, changes in mining methods and rates, process changes, investments in new equipment and technology, and other factors. Based on year-end ore reserves and the current mine plan, the Company reviews annually its accounting estimates and makes adjustments accordingly.

          The Company assesses long-lived assets for recoverability whenever indicators of impairment exist. When the carrying value of a long-lived asset is less than its net recoverable value as determined on an undiscounted basis, an impairment loss is recognized to the extent that its fair value, measured as the discounted cash flows over the life of the asset.

     c)   ASSET RETIREMENT OBLIGATIONS
          Asset retirement obligations are recognized when incurred and recorded as liabilities at fair value. The amount of the liability is subject to re-measurement at each reporting period. The liability is accreted over time through periodic charges to earnings. In addition, the asset retirement cost is capitalized as part of mining interests and amortized over the estimated life of the mine.

     d) THE MEASUREMENT OF DEFERRED INCOME TAX ASSETS AND LIABILITIES AND ASSESSMENT OF THE NEED TO RECORD VALUATION ALLOWANCES AGAINST THOSE ASSETS
          The Company follows the liability method of tax allocation for accounting for income taxes. Under the liability method of tax allocation, future tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse. The effect on future tax liabilities and assets of a change in tax rates is recognized in income in the period that the change occurs.

     e) THE VALUATION OF DERIVATIVE INSTRUMENTS AND MEASUREMENT OF GAINS AND LOSSES ON CASH FLOW AND FAIR VALUE HEDGES THAT ARE RECORDED IN DERIVATIVE INCOME

          FORWARD METAL SALES AND METAL PRICE SWAP CONTRACTS
          In the fourth quarter of 2003, North American Palladium updated its hedge policy to allow for managing the Company's exposure to market metal prices, particularly its platinum, nickel and copper price exposure. With the adoption of this policy and from

MDA First Quarter 2004           Page 6 of 11       North American Palldium Ltd.

          time to time, the Company will enter into forward metal sales or cash settled swaps to establish fixed metal prices in order to manage metal price volatility.

          North American Palladium has used fixed-price forward platinum sales contracts, cash settled nickel and copper price swap contracts to insulate its earning and cash flows from changes in these metal prices. These contracts allow the Company to sell its platinum production to credit-worthy metal dealers at a fixed price under the forward sales contract. In the case of nickel and copper, the Company receives a fixed metal price in exchange for paying the floating price received under its physical sales contracts to acceptable counterparts under the metal price swap contracts. In the first quarter of 2004, the hedge position included an increase to 14,000 ounces of platinum, a decline to 810 tonnes of nickel and an increase to 1,800 tonnes of copper.

          FORWARD FOREIGN EXCHANGE CONTRACTS
          At March 31, 2004, the Company had forward foreign exchange contracts outstanding for US$45,000,000 at an average exchange rate of $1.35 maturing at various dates through December 31, 2004. At March 31, 2004, the fair value of these contracts was $1,670,000, of which $1,200,000 is included in revenue from metal sales as a mark to market adjustment for concentrate awaiting settlement, and $470,000 is recorded as derivative income in the three months ended March 31, 2004.

FIXED-PRICE FORWARD PLATINUM SALES CONTRACTS (THE "PT HEDGE POSITION") (as of March 31, 2004)

------------------------------------------------------ -----------------------------------------------------
Platinum ounces hedged                                 14,000 (or less than 80% of 2004's expected
                                                       production)
------------------------------------------------------ -----------------------------------------------------
Maturity date of platinum sales contracts              December 2004
------------------------------------------------------ -----------------------------------------------------
Weighted-average estimated platinum sales contact      US$ 763/oz.1
price up to maturity date
------------------------------------------------------ -----------------------------------------------------
Delivery obligations                                   The Company will deliver platinum produced from its
                                                       operations on a monthly basis to satisfy the
                                                       forward sales contracts by the maturity date
                                                       (currently December 31, 2004)
------------------------------------------------------ -----------------------------------------------------
Unrealized mark-to-market loss at March 31, 2004       US$206,000 2
------------------------------------------------------ -----------------------------------------------------

1. Weighted-average estimated platinum price is based on the aggregate value of contracted prices for the expected delivery volumes for each respective delivery month divided by the total volume of platinum sold forward.
2. At a spot platinum price of US$903 per ounce for forward sale contracts that have not been taken into revenue as at March 31.

FIXED-PRICE NICKEL SWAP CONTRACTS (THE "NICKEL HEDGE POSITION")
(as of March 31, 2004)


------------------------------------------------------ ------------------------------------------------------
Nickel tonnes hedged                                   810 (or less than 50% of 2004's expected
                                                       production)
------------------------------------------------------ ------------------------------------------------------

MDA First Quarter 2004           Page 7 of 11       North American Palldium Ltd.

------------------------------------------------------ ------------------------------------------------------
Maturity date of nickel swap contracts                 December 2004
------------------------------------------------------ ------------------------------------------------------
Weighted-average estimated fixed nickel price          US$12,500 per tonne (US$5.67 per lb.) 1
up to maturity date
------------------------------------------------------ ------------------------------------------------------
Payment obligations                                    The Company will pay on a monthly basis the floating
                                                       nickel price (average monthly LME 3-mth nickel
                                                       price) for the respective volume of nickel metal
                                                       swapped and receive a fixed price from the
                                                       counterpart for the period up to the maturity date
                                                       (currently December 31, 2004)
------------------------------------------------------ ------------------------------------------------------
Unrealized mark-to-market loss at March 31, 2004       US$636,000 2
------------------------------------------------------ ------------------------------------------------------

1. Weighted-average estimated nickel price is based on the aggregate value of contracted fixed prices for the expected nickel volumes for each respective delivery month divided by the total volume of nickel under the swap contract.
2. At a monthly average LME 3-mth nickel price of US$13,679 per tonne for swap contracts which have not been taken into revenue as at March 31.

FIXED-PRICE COPPER SWAP CONTRACTS (THE "COPPER HEDGE POSITION")
(as of March 31, 2004)

------------------------------------------------------ ------------------------------------------------------
Copper tonnes hedged                                   1,800 tonnes (or less than 60% of 2004's expected
                                                       production
------------------------------------------------------ ------------------------------------------------------
Maturity date of copper swap contracts                 December 2004
------------------------------------------------------ ------------------------------------------------------
Weighted-average estimated fixed copper price          US$2,548 per tonne (US$1.16 per lb.)
up to maturity date
------------------------------------------------------ ------------------------------------------------------
Payment obligations                                    The Company will pay on a monthly basis the floating
                                                       copper price (average monthly LME 3-mth copper
                                                       price) for the respective volume of copper metal
                                                       swapped and receive a fixed price from the
                                                       counterpart for the period up to the maturity date
                                                       (currently December 31, 2004)
------------------------------------------------------ ------------------------------------------------------
Unrealized mark-to-market loss at March 31, 2004       US$470,000 2
------------------------------------------------------ ------------------------------------------------------

1. Weighted-average estimated copper price is based on the aggregate value of contracted fixed prices for the expected copper volumes for each respective delivery month divided by the total volume of copper under the swap contract.
2. At a monthly average LME 3-mth copper price of US$2,939 per tonne for swap contracts which have not been taken into revenue as at March 31.

The Company has entered into Master Trading Agreements and Master Swap Agreements with various counterparts, which govern the terms of its forward metal sales and fixed price swaps. These counterparts have a long-term credit rating assigned by Standard & Poor's of "A" or better, or equivalent rating from other international credit rating agencies.

MDA First Quarter 2004           Page 8 of 11       North American Palldium Ltd.

RELATED PARTY TRANSACTIONS

The Company engaged Louis J. Fox in November 1999 to provide services in connection with the negotiation of palladium end-user supply contracts, project capital financing, smelting and refining agreements, metals price forecasting and marketing other metals. The services agreement was negotiated at arms-length prior to Mr. Fox becoming a director of the Company. Mr. Fox receives a fee in connection with the negotiations related to the Palladium Sales Contract. The amount payable to Mr. Fox for the first quarter was $136,000.

Pursuant to an agreement dated July 11, 2002, Kaiser-Francis, and certain other parties related to Kaiser-Francis, guaranteed the obligations of the Company under the Credit Facility. Kaiser-Francis is entitled to receive a guarantee fee of 0.5% per annum of the average outstanding loan balance during the previous calendar quarter. In December 2001, Kaiser-Francis also provided a US$20 million non-revolving credit facility to finance the Company's working capital requirements. Under the Kaiser-Francis credit facility, interest payable is based upon the 30-day LIBOR plus 2.25% and the stand-by fee payable is 0.125% per annum. The amount payable to Kaiser-Francis for the guarantee fee, interest and standby fee for the first quarter was $180,000. Kaiser-Francis holds 50.9% of the common shares of the Company.

EXPLORATION & DEVELOPMENT

During the first quarter of 2004, the Company continued to advance its primary exploration properties (Shebandowan Lake and Roaring River). Results to date, although preliminary, have been encouraging with the discovery of several new Ni-Cu-PGE zones of mineralization from both project areas. An Airborne VTEM Survey was conducted over the Shebandowan Lake Project. Priority targets have been identified and will be drill tested in the second quarter of 2004. At Roaring River, ground geophysical surveys have outlined several potential targets in the up-ice direction from known PGE bearing mineralized boulders. These anomalies will also be drilled in the second quarter of this year. During the quarter, exploration at the Lac des Iles Mine focused on the compilation of all the historic data. This effort is expected to generate new areas in and around the Company's operations for further evaluation during the second half of 2004.

RISKS AND UNCERTAINTIES

The price of palladium is the most significant factor influencing the profitability of the Company. In the first quarter of 2004, sales of palladium accounted for approximately 64% of the Company's revenue. Many factors influence the price of palladium, including global supply and demand, speculative activities, international political and economic conditions, and production levels and costs in other platinum group metal-producing countries, particularly Russia and South Africa. To offset the price risk, the Company entered into the Palladium Sales Contract and other hedge contracts to cover a portion of expected annual production as set out below.

The possible development of a substitute alloy or synthetic material, which has catalytic characteristics similar to platinum group metals, may result in a future decrease in demand for palladium and platinum.

Currency fluctuations may affect cash flow since production currently is sold in United States dollars, whereas the Company's administration, operating and exploration expenses are

MDA First Quarter 2004           Page 9 of 11       North American Palldium Ltd.

incurred in Canadian dollars. As a result, changes in the exchange rate between Canadian and United States dollars can affect revenue and profitability. The Company hedged US$45,000,000 of its revenue for 2004 at an average C$/US$ exchange rate of approximately 1.35.

The Company is dependent on one mine for its metal production. The business of mining is generally subject to risks and hazards, including environmental hazards, industrial accidents, metallurgical and other processing problems, unusual and unexpected rock formations, pit slope failures, flooding and periodic interruptions due to inclement weather conditions or other acts of nature, mechanical equipment and facility performance problems and the availability of materials and equipment. These risks could result in damage to, or destruction of the Company's properties or production facilities, personal injury or death, environmental damage, delays in mining, monetary losses and possible legal liability. Although the Company maintains insurance in respect of the mining operations that is within ranges of coverage consistent with industry practice, such insurance may not provide coverage of all the risks associated with mining. The Company has filed a claim with its insurance company relating to losses incurred in connection with the failure of the primary crusher in 2002. The Company will record the effect of this insurance recovery in its financial statements when the proceeds are received.

In addition, you are encouraged to review the Company's Annual Information Form on file with Canadian Securities regulators for a discussion of other risks and uncertainties.

OUTLOOK

During the first quarter, the mine and mill operated at levels above budget and there are a number of development activities underway. We have purchased the new underground equipment and begun construction of the portal for our new underground mine. We are finalizing the bidding process for the new secondary crusher and will begin construction shortly.

We continue to place a lot of emphasis on operating safely, strengthening our existing operation and on various initiatives to expand our business beyond the Lac des Iles mine.

While metal prices seem to be currently taking a bit of pull back, we believe the longer term fundamentals are in place to support higher palladium prices later this year, and expect to see palladium at the US$350 per ounce level predicted by Norilsk Nickel by the end of 2004.

OTHER INFORMATION

Additional information regarding the Company is included in the Company's Annual Information Form and Annual Report on Form 40-F which are filed with the Canadian securities regulators and the United States Securities and Exchange Commission, respectively. A copy of the Company's Annual Information Form is posted on the SEDAR website at www.sedar.com. A copy of the Annual Report or Form 40-F can be obtained from the United States Securities and Exchange Commission's website at www.sec.gov.

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MDA First Quarter 2004          Page 10 of 11       North American Palldium Ltd.

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Forward-Looking Statements - Certain statements included in this 2004 first quarter interim report, financial statements for the period ended March 31, 2004 and management's discussion and analysis are forward-looking statements which are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. They include estimates and statements that describe the Company's future plans, objectives and goals, including words to the effect that the Company or management expects a stated condition or result to occur. When used herein, words such as "estimate", "expect", "intend", and other similar expressions are intended to identify forward-looking statements. In particular statements relating to estimated cash flows, capital costs, ore production, mine life, financing and construction are forward-looking statements. Such forward-looking statements involve inherent risks and uncertainties and are subject to factors, many of which are beyond our control, that may cause actual results or performance to differ materially from those currently anticipated in such statements. Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include among others metal price volatility, economic and political events affecting metal supply and demand, fluctuations in ore grade, ore tonne milled, geological, technical, mining or processing problems, future profitability and production, and availability of financing on acceptable terms. For a more comprehensive review of risk factors, please refer to the Company's most recent Annual Report under "Management's Discussion and Analysis of Financial Results" and Annual Information Form under "Risk Factors" on file with the U.S. Securities and Exchange Commission and Canada provincial securities regulatory authorities. The Company disclaims any obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise. Readers are cautioned not to put undue reliance on these forward-looking statements.






MDA First Quarter 2004          Page 11 of 11       North American Palldium Ltd.